n.a. 11/2

09042623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 18825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2008 (MM/DD/YY) AND ENDING 8/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 Wachovia Tower
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol A. Pilleteri, FinOP (205) 252-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit, Blvd., Suite 300 (Address) Birmingham (City) Alabama (State) 35243 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
[redacted]
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 11/25

OATH OR AFFIRMATION

I, Joe Jolly, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joe Jolly & Co., Inc., as of August 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 12, 2011
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

SEC Mail Processing
Section

OCT 2 7 2009

Washington, DC
110

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE—August 31, 2009

Joe Jolly & Company, Inc.
(Name of Respondent)

420 North 20th Street, 2350 Wachovia Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.

President

Joe Jolly & Company, Inc.

420 North 20th Street, 2350 Wachovia Tower

Birmingham, Alabama 35203

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

JOE JOLLY & COMPANY, INC.

Table of Contents

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the statement of financial condition of Joe Jolly & Company, Inc. (Company), as of August 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of the Company, as of August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Sellers Richardson Holman & West, LLP

October 21, 2009

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2009

Assets

Cash	$ 2,300,401
Receivables	
Brokers and dealers	103,700
Employee advances	48,600
Interest	58,444
Note receivable—stockholder	1,000,000
Securities owned	3,994,758
Property and equipment, net	150,755
Deferred income taxes	36,126
Investments in oil and gas wells	25,000
Cash value of life insurance	107,739
Other assets	15,650
Total assets	$ 7,841,173

See notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2009

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 11,426
Accrued commission expense	212,000
Accrued expenses and other liabilities	287,992
Deferred income taxes	63,256
	574,674
Stockholder's equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	7,256,499
	7,266,499
Total liabilities and stockholder's equity	$ 7,841,173

See notes to statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition

Security transactions and related gains, losses and expenses are recorded on a settlement date basis by the Company. To conform to accounting principles generally accepted in the United States of America, the audited financial statement is adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2009, there were no cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations. Depreciation is computed principally using straight-line and accelerated methods designed to amortize costs over the estimated useful lives of the assets. Depreciation expense amounted to $38,956 for the year ended August 31, 2009. Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2009:

Building	$ 52,048
Furniture and fixtures	193,829
Automotive	167,383
Leasehold improvements	6,082
Accumulated depreciation	(268,587)
	$150,755

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets and liabilities consist of the following components as of August 31, 2009:

Deferred tax assets:	
Impairment of investments in oil and gas wells	$ 32,675
Property and equipment	3,451
	$ 36,126
Deferred tax liabilities:	
Market value adjustment for securities owned—held for investment	$ 27,786
Depreciation related to investments in oil and gas wells	35,470
	$ 63,256

The provision for income taxes is as follows for the year ended August 31, 2009:

Current:	
Federal	$ 14,972
State	4,696
Deferred:	
Federal	11,331
State	3,134
Total provision for income taxes	$ 34,133

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. During 2009, the Company charged $2,736 to advertising expense.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 21, 2009, which represents the date the financial statements were available for issuance.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its annual financial statements for the fiscal year beginning September 1, 2009. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishing a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 became effective for financial assets and liabilities on September 1, 2008 for the Company. In February 2008, the FASB reached a conclusion to defer the implementation of the SFAS No. 157 provisions relating to non-financial assets and liabilities that became effective for the Company on September 1, 2009. The full adoption of SFAS No. 157 is not expected to affect how the Company determines fair value, but may result in certain additional disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of GAAP* (SFAS No. 168). SFAS No. 168 establishes the *FASB Accounting Standards Codification* (Codification) as the single authoritative source for GAAP. The Codification is effective for financial statements that cover annual periods ending after September 15, 2009. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is organized. Because the Codification completely replaces existing standards, it will affect the way GAAP is referenced by enterprises in their financial statements and accounting policies. The adoption of SFAS No. 168 and the use of Codification beginning in the 2010 annual reporting period will not have an impact on the financial position, results of operations or cash flows of the Company.

Note 2. Uninsured Cash Balances

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended August 31, 2009, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Brokers and Dealers Receivables

The receivables from brokers and dealers represent an amount due for security transactions with a trade date before August 31, 2009. These receivables amounted to $103,700 in 2009.

Note 4. Securities Owned and Investments in Oil and Gas Wells

Dealer inventory and investment securities are carried at market value and consisted of the following as of August 31, 2009.

	Market Value	Cost
State and municipal obligations	$ 2,412,486	$ 2,289,929
Certificate of deposit	114,295	114,295
U.S government obligations and corporate bonds	1,467,977	1,394,242
	$ 3,994,758	$ 3,798,466

Investments in oil and gas wells are carried at their estimated recoverable cost.

Note 5. Fair Value Measurements

FASB Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at August 31, 2009.

Certificate of deposit: Valued at the exact runoff of principal, given its contractual maturity, discounted at the appropriate term rate.

Money market fund: Valued at the net asset value of shares held by the Company at year-end.

U.S. government obligations and corporate bonds: Valued at the closing price reported on the active market on which the individual securities are traded.

State and municipal obligations: Value at the closing price of identical of similar municipal bonds reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of August 31, 2009:

	Assets at Fair Value as of August 31, 2009			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Certificate of deposit	$ -	$ 114,295	$ -	$ 114,295
State and municipal obligations	-	2,412,486	-	2,412,486
U.S. government obligations and corporate bonds	1,467,977	-	-	1,467,977
Total financial assets	$ 1,467,977	$ 2,526,781	$ -	$ 3,994,758

Note 6. Commitments

The Company leases various office facilities under operating leases expiring through November 2010. One lease agreement contains an escalation clause, which increases the base rental by the percentage change in the consumer price index annually.

Aggregate minimum future lease commitments are as follows:

Year ending August 31,	
2010	$ 83,346
2011	21,105
	$ 104,451

Rental expense amounted to $90,576 in 2009.

Note 7. Profit Sharing Plan

The Company sponsors a noncontributory profit sharing plan that covers substantially all employees. Contributions to the plan are made at the sole discretion of the Company's Board of Directors and are influenced by tax regulations. No contributions were made to the plan during 2009.

Note 8. Related Party Transactions

The Company entered into sales and purchase transactions with its stockholder during the current year. During 2009, the stockholder purchased twenty-one security issues from the Company for a total purchase price of $1,622,192. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from its stockholder. A loan agreement was entered into on November 12, 2002, in which the stockholder agreed to pay the Company a principal sum of $1,000,000 with interest

on the unpaid balance. Accrued interest only will be paid annually at a rate of 5 percent, beginning on August 31, 2003, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, being originally due and payable in full on August 31, 2007. The note is secured by certain property owned by the stockholder. The note was renewed during the fiscal year ending August 31, 2007, for an additional period of 5 years as approved by the Board of Directors. Accrued interest only will be paid annually at a rate of 5 percent, beginning August 31, 2007, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2012.

Note receivable—stockholder	$ 1,000,000

In addition, the Company maintains a split-dollar life insurance agreement with the stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid.

Cash value of life insurance	$ 107,739

Note 9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2009, the Company had net capital of $5,836,384 which was $5,736,384 in excess of the minimum of net capital required.

Note 10. Annual Audit Report

The audited financial statement of the Company, for the most recent audit period is available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In planning and performing our audits of the financial statements of Joe Jolly & Company, Inc. (Company), as of and for the year ended August 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

October 21, 2009